Publication: South China Morning Post **Date:** 21 June 2007
Page: Classified 5 **Where Published:** Hong Kong

FIRST PACIFIC

RST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

CONTINUING CONNECTED TRANSACTIONS

POLL RESULTS OF SPECIAL GENERAL MEETING

The Company is pleased to announce that, on 20th June, 2007, the Company held the SGM at which the Ordinary Resolutions relating to the Noodles Business Transactions and the applicable Annual Caps as set out in the notice of the SGM were duly passed by way of poll by the Independent Shareholders.

This announcement is made further to the announcements dated 18th April, 2007 and 9th May, 2007 made by the Company and the circular dated 30th May, 2007 (the "Circular") issued and sent by the Company to its shareholders in relation to (1) new Continuing Connected Transactions, (2) revision of caps for existing Noodles Business Transactions, renewal of certain existing Noodles Business Transactions and Annual Caps for 2009 in respect of Noodles Business Transactions, (3) new Distribution Business Transactions and Annual Caps for 2009 in respect of Distribution Business Transactions, (4) closing of Connected Transaction, (5) Plantation Business Transactions, (6) Noodles Supply and Services Agreement in respect of the Noodles Business, and (7) Snack Food Supply and Services Agreement in respect of the Snack Food Business. Unless otherwise stated, capitalised terms used in this announcement shall have the same meanings as defined in the Circular.

Poll Results of Special General Meeting held on 20th June, 2007

The Company is pleased to announce that the Company held the special general meeting on 20th June, 2007 (the "SGM"), at which the ordinary resolutions relating to the Noodles Business Transactions and the applicable Annual Caps (the "Ordinary Resolutions") as set out in the notice of the SGM were approved by the Independent Shareholders.

The Ordinary Resolutions were approved by way of poll. The vote-taking at the SGM was scrutinized by Computershare Hong Kong Investor Services Limited, the Company's branch share registrar. The poll results are summarised as follows:

	ORDINARY RESOLUTIONS	NUMBER OF VOTES (%)	
		FOR	AGAINST
1.	Resolution number 1 relating to the transactions between PT Indofood Sukses Makmur Tbk ("Indofood") and Salim Wazaran Brinjikji Limited and the applicable Annual Caps in respect of the financial years ending 31st December, 2007, 2008 and 2009.	942,126,769 (96.989%)	29,248,851 (3.011%)
2.	Resolution number 2 relating to the transactions between the food ingredients division of Indofood ("FID") and De United Food Industries Ltd. ("DUFIL") and the applicable Annual Caps in respect of the financial years ending 31st December, 2008 and 2009.	942,126,769 (96.989%)	29,248,851 (3.011%)
3.	Resolution number 3 relating to the transactions between PT Ciptakemas Abadi ("CKA") and DUFIL and the applicable Annual Caps in respect of the financial years ending 31st December, 2008 and 2009.	942,126,769 (96.989%)	29,248,851 (3.011%)
4.	Resolution number 4 relating to the Annual Cap applicable to the transactions between Indofood and DUFIL in respect of the financial year ending 31st December, 2009.	942,126,769 (96.989%)	29,248,851 (3.011%)
5.	Resolution number 5 relating to the transactions between FID and Pinehill Arabian Food Ltd. ("Pinehill") and the applicable Annual Caps in respect of the financial years ending 31st December, 2007, 2008 and 2009.	942,126,769 (96.989%)	29,248,851 (3.011%)
6.	Resolution number 6 relating to the transactions between CKA and Pinehill and the applicable Annual Caps in respect of the financial years ending 31st December, 2007, 2008 and 2009.	942,126,769 (96.989%)	29,248,851 (3.011%)
7.	Resolution number 7 relating to the Annual Cap applicable to the transactions between Indofood and Pinehill in respect of the financial year ending 31st December, 2009.	942,126,769 (96.989%)	29,248,851 (3.011%)
8.	Resolution number 8 relating to the transactions between PT Prima Inti Pangan Sejati and Pinehill and the applicable Annual Caps in respect of the financial years ending 31st December, 2007, 2008 and 2009.	942,126,769 (96.989%)	29,248,851 (3.011%)
9.	Resolution number 9 relating to the transactions between Indofood and Salim Wazaran Group Limited and the applicable Annual Caps in respect of the financial years ending 31st December, 2007, 2008 and 2009.	942,100,769 (96.986%)	29,274,851 (3.014%)

As at the date of the SGM, the total issued share capital of the Company was US$32,121,470.03 divided into 3,212,147,003 ordinary shares of US$0.01 each in the capital of the Company. Under the Listing Rules and as disclosed in the Circular, First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited, who are connected persons of the Company with a material interest in the Noodles Business Transactions were required to abstain from voting at the SGM on the Ordinary Resolutions, in respect of the shares they hold representing approximately 44.16% of the issued share capital of the Company as at the date of the SGM. No shareholder was entitled to attend and vote only against the Ordinary Resolutions at the SGM.

Accordingly, the total number of shares entitling the Independent Shareholders to attend and vote for or against the Ordinary Resolutions at the SGM was 1,793,621,040 shares, representing approximately 55.84% of the total issued share capital of the Company as at the date of the SGM. The Board confirmed that First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited had abstained from voting on the Ordinary Resolutions at the SGM.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 20th June, 2007

As at the date of this announcement, the Board of Directors of the Company comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-Executive Directors*

FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

ANNOUNCEMENT

PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK

MAJOR TRANSACTION

DELAY IN DESPATCH OF CIRCULAR

First Pacific has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules such that the despatch date of the shareholders' circular in relation to the proposed acquisition of a majority interest in PT Perusahaan Perkebunan London Sumatra Indonesia TBK, described in First Pacific's announcement dated 28 May 2007, will be postponed from 18 June 2007 to on or before 31 August 2007.

Reference is made to the announcement of First Pacific Company Limited ("First Pacific") dated 28 May 2007 (the "Announcement"). Capitalised terms used herein shall have the same meanings ascribed to them in the Announcement.

Pursuant to Rule 14.38 of the Listing Rules, First Pacific is required to despatch a circular in relation to the transaction described in the Announcement (the "Circular") to its Shareholders within 21 days after the publication of the Announcement, which is 18 June 2007. As First Pacific requires additional time to arrange for the compilation of the accountants' report on the companies being acquired and the pro forma statement of the assets and liabilities of the First Pacific Group combined with the assets and liabilities of the companies being acquired, First Pacific announces that it has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules so that the despatch of the Circular in relation to the transactions as detailed in the Announcement will be postponed from 18 June 2007 to on or before 31 August 2007.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 18 June 2007

As at the date of this announcement, the Board of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

END